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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ____)*

LendingTree, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

52602Q105

(CUSIP Number)

Doyle Arnold
Zions Bancorporation
One South Main, Suite 1134
Salt Lake City, Utah 84111
(801) 524-4787

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 24, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [_].

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13D

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1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Zions Bancorporation 87-0227400.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Utah
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,546,749
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,546,749
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,546,749
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Instructions for Cover Page

(1)	Names and I.R.S. Identification Numbers of Reporting Persons — Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see “SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D” below).

(2)	If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(l) in which case it may not be necessary to check row 2(b)].

(3)	The 3rd row is for SEC internal use; please leave blank.

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Item 1.  Security and Issuer.

          This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of LendingTree, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 11115 Rushmore Drive, Charlotte, North Carolina 28277.

Item 2.  Identity and Background.

          The reporting person is Zions Bancorporation (“Zions”).

          The reporting person is incorporated in Utah.

          The reporting person’s principal business is that of a holding company for banking subsidiaries.

          Schedule 1 hereto sets forth the following information with respect to each executive officer and director of Zions: (i) name, (ii) business address, (iii) citizenship, and (iv) present principal occupation or employment and the name of any other organization in which such employment is conducted. Unless otherwise stated, the principal business and address of any corporation or other organization in which such employment is conducted are stated in the next paragraph hereto.

          The address of the reporting person’s principal business and principal office is One South Main, Suite 1134, Salt Lake City, Utah 84111.

          During the last five years, neither the reporting person nor, to the best knowledge of the reporting person, any of the persons listed in Schedule 1, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

          Zions purchased 1,428,571 shares of Preferred Stock (as defined in Item 6 hereof) convertible into Common Stock with working capital in the aggregate amount of $5,000,000. No funds were borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

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Item 4.  Purpose of Transaction.

          The information contained in Item 6 of this Statement is hereby incorporated by reference herein.

          The reporting person acquired the Common Stock for investment purposes.

          The reporting person expects to evaluate on an ongoing basis the Issuer’s financial condition, business operations and prospects, market price of the Common Stock, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, the reporting person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, the reporting person may, at any time and from time to time: acquire additional Common Stock or securities convertible or exchangeable for Common Stock; dispose of shares of Common Stock; and/or enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the Common Stock. Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the Securities Act of 1933, as amended. The reporting person is currently evaluating alternatives for the monetization of some or all of its position in the Common Stock. To the knowledge of the reporting person, each of the persons listed on Schedule 1 hereto may make the same evaluation and reserves the same rights.

          Except as disclosed herein, as of the date of the filing of this Statement, none of Zions, nor, to the best knowledge and belief of the reporting person, any of Zions’ executive officers or directors, has any other plan or proposal which relates to or would result in any of the actions set forth in parts (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

          The information contained in Item 6 of this Statement is hereby incorporated by reference herein.

          The percentage of the Issuer’s outstanding Common Stock reported herein as beneficially owned by the reporting person is based upon 19,385,751 shares of Common Stock reported by the Issuer as outstanding as of February 28, 2002 in a definitive proxy statement filed with the SEC by the Issuer on March 13, 2002, and 500,000 additional shares of Common Stock issued by the Issuer in an April 2002 private placement as disclosed in a press release issued by the Issuer on April 16, 2002 (collectively, the "Outstanding Shares").

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          As of the date of the filing of this Statement, the reporting person may be deemed beneficial owner of 1,546,749 shares of Common Stock of the Issuer, representing approximately 7.2% of the Outstanding Shares.

          Except as described above and in any statement or Schedule 13D filed by the reporting person with respect to the Common Stock, neither Zions, nor, to the knowledge of the reporting persons, any of the persons listed on Schedule 1 hereto, has effected any transactions in the securities of the Issuer during the past 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Series a Purchase Agreement

          Pursuant to the Stock Purchase Agreement, dated as of March 7, 2001 (the “Stock Purchase Agreement”), by and between the Issuer and the investors named therein, the Issuer agreed to sell to Zions, and Zions agreed to purchase from the Issuer, 1,428,571 shares of Series A 8% Convertible Preferred Stock (the “Preferred Stock”) for a price of $3.50 per share and an aggregate purchase price of $5,000,000. The closing of the sale and purchase of the Preferred Stock took place on March 20, 2001. A condition precedent to that closing was that a nominee of Zions be elected to the Issuer’s Board of Directors.

          Under the terms of the Stock Purchase Agreement, the Issuer was obligated to seek and obtain appropriate stockholder approval by the holders of the Issuer’s Common Stock, at a meeting of its stockholders, of the items set forth in the Voting Agreement (as defined below), including approval of (x) the general voting rights of the Preferred Stock described in the Certificate of Designations for the Series A 8% Convertible Preferred Stock (the "Certificate of Designations"), and (y) the ability to convert the shares of Preferred Stock into Common Stock as described in the Certificate of Designations, and any subsequent issuances of Common Stock upon any such conversion of the Preferred Stock, or in favor of any other proposal the purpose of which is to seek approval of matters relating to the foregoing or the rights intended to be afforded to the holders of Preferred Stock under the Certificate of Designations that otherwise require approval of the Issuer’s stockholders under applicable rules of the Nasdaq Stock Market to be effective. Such approval was obtained from the Issuer’s stockholders on May 24, 2001.

          Certificate of Designations

          The Preferred Stock will, with respect to dividend rights and rights upon a Liquidation Event (as defined below), rank prior to any other class or series of capital or preferred stock already established or that may be established by the Board of Directors of the

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Issuer. The holders of the Preferred Stock will be entitled to receive quarterly dividends with respect to each share of Preferred Stock equal to eight percent (8%) per annum (or such other rate in certain circumstances discussed below), payable at the Issuer’s option in either cash or by increasing the Initial Stated Value of the Preferred Stock. The “Initial Stated Value” is defined in the Certificate of Designations as equal to $3.50 per share (and the Initial Stated Value as adjusted from time to time is referred to as the “Stated Value Per Share”). The dividends will be cumulative and will accrue daily from the first date on which any shares of Preferred Stock are issued. The dividends will be payable on March 31, June 30, September 30 and December 31 of each year, commencing on June 30, 2001 and in the case of any accrued but unpaid dividends, at such additional times and for such interim periods as may be determined by the Board of Directors. The Stated Value Per Share plus the accrued but unpaid dividends is known as the “Current Value Per Share”. The Preferred Stock will be convertible, at the option of the holder, into Common Stock commencing on the date on which the Issuer’s stockholders approve the optional conversion provisions set forth in the Certificate of Designations, which occurred on May 24, 2001 (the “Initial Conversion Date”). After the Initial Conversion Date, each share of Preferred Stock will be convertible, at the option of the holder, into the number of fully paid and non-assessable shares of Common Stock by dividing the Current Value Per Share by the Conversion Price (as defined hereinafter). The “Conversion Price” initially will be $3.50 per share and will be adjusted in connection with certain events, including (i) certain equity financings or issuances by the Issuer, (ii) stock dividends, subdivisions or splits of the Common Stock, and (iii) combinations of the Common Stock. In addition, in certain circumstances, the securities into which the Preferred Stock are convertible and the Conversion Price will be adjusted for reclassifications, reorganizations, consolidations or mergers, or other Change of Control Events (as defined below). No adjustment to the Conversion Price will be made in the case of certain exceptions enumerated in the Certificate of Designations. As of the date of this Statement, the Preferred Stock is convertible into approximately 1,546,749 shares of Common Stock.

          Subject to the next sentence, the holder of each share of Preferred Stock will have the right to one vote for each share of Common Stock into which such share of Preferred Stock could then be converted, and with respect to such vote, such holder will have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and will be entitled to vote, together with holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote. Except as discussed in the next paragraph, holders of the Preferred Stock had no voting rights until the Initial Conversion Date.

          So long as more than 20% of the Preferred Stock is outstanding, the Issuer may not, without the approval of 68.5% of the holders of the Preferred Stock outstanding at such time, take any action that: (i) amends, modifies or repeals (whether by merger, consolidation, recapitalization or otherwise) any provision of the Issuer’s Certificate of Incorporation or Bylaws

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or the Certificate of Designations in any manner which would alter or change any of the rights, preferences, privileges or powers of, or the restrictions provided for the benefit of, the Preferred Stock; (ii) increases or decreases the authorized number of shares of Common Stock or preferred stock of the Issuer; (iii) authorizes, creates (by reclassification or otherwise) or issues any new class or series of capital stock or preferred stock of the Issuer (or any obligation or security convertible or exchangeable into or evidencing the right to purchase shares of any class or series of capital stock or preferred stock) ranking senior to or on parity with the Preferred Stock in any respect; (iv) approves or authorizes or in any way results in the repurchase or redemption of, or the payment of dividends or the making of any distributions on, any stock or similar equity security of the Issuer or any security convertible or exchangeable, with or without consideration, into or for any stock or similar security, or any security carrying or representing any option, warrant or right to subscribe to or purchase any stock or similar security, or any such option, warrant or right of the Issuer (other than on the Preferred Stock, and repurchases pursuant to the Issuer’s employee benefit plans) (an “Equity Security”); (v) subjects the Issuer’s assets to any mortgage, lien, security interest or encumbrance other than (a) any mortgage, lien, security interest or encumbrance imposed in connection with revolving credit facilities or sales of accounts receivable for cash at fair market value, in each case, as approved by the Issuer’s Board of Directors, and (b) liens, mortgages, security interests or encumbrances arising in the ordinary course of the Issuer’s business that do not materially impair the value of the assets they encumber; (vi) approves or authorizes or in any way results in the Issuer incurring any indebtedness for borrowed money in excess of $10,000,000 (subject to clauses (vii) and (viii) below, excluding indebtedness for borrowed money arising in connection with revolving credit facilities approved by the Issuer’s Board of Directors); (vii) approves or authorizes or in any way results in the Issuer (x) issuing any debt security or instrument representing debt of the Issuer (of any nature whatsoever) or any class or series of capital or preferred stock or any other security that is neither Common Stock nor convertible into nor exercisable or exchangeable for Common Stock (any of the foregoing, a “Non-Equity Security”), or (y) entering into, or becoming subject to, any agreement, arrangement or understanding of any kind resulting in, or with respect to, the Issuer’s incurring indebtedness (other than payables or short-term liabilities incurred in the ordinary course of business) (any of the foregoing, a “Debt-Type Obligation”), or any combination of Non-Equity Securities and Debt-Type Obligations, in any single transaction or series of related transactions, with, in any such case, an aggregate annual interest rate, dividend rate or yield or any other type of coupon rate or yield, that is greater than or equal to LIBOR (as defined below) plus 15% per annum; (viii) approves or authorizes or in any way results in the Issuer issuing any Non-Equity Securities or entering into or becoming subject to any Debt-Type Obligations, or any combination of Non-Equity Securities and Debt-Type Obligations, in any single transaction or series of related transactions providing for both (x) an aggregate annual interest rate, dividend rate or yield or any other type of coupon rate or yield, greater than or equal to LIBOR plus 10% per annum and (y) the issuance of, or right to receive, whether as a fee or otherwise, Equity Securities equal to, or convertible into or exercisable or exchangeable for an

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aggregate of, 1,000,000 or more shares of Common Stock or any other class or series of capital or preferred stock that is not a Non-Equity Security (as such 1,000,000 share threshold will be proportionately adjusted for subdivisions or split-ups and the like of the Common Stock); or (ix) increases the size of the Issuer’s Board of Directors to greater than ten directors. LIBOR is defined in the Certificate of Designations to mean, as of any relevant date, a per annum interest rate equal to the six-month LIBOR (London Interbank Offered Rate) Rate appearing in the Money Rates table of the Wall Street Journal published on such date in New York City, or if not published on such date, the date of publication immediately prior to such date.

          In the event of any liquidation, dissolution or winding-up of the Issuer (each, a “Liquidation Event”), the holders of Preferred Stock will be entitled to receive for each outstanding share of Preferred Stock, in preference to the holders of any junior security, an amount equal to the product of (x) 1.05 and (y) the Current Value Per Share (the “Liquidation Preference”). At the option of each holder of Preferred Stock then outstanding, a Change of Control Event (as defined below) will either (i) be treated as a Liquidation Event pursuant to which the Issuer will be required to distribute upon consummation of and as a condition to such transaction an amount equal to the greater of (1) the Liquidation Preference or (2) the consideration which would have been payable if such shares of Preferred Stock were converted into shares of Common Stock immediately prior to the consummation of such transaction (whether or not such shares of Preferred Stock were or are convertible as of such date), (ii) allow the holder to exercise the conversion feature of the Preferred Stock, as discussed above, or (iii) allow the holder to redeem its shares of Preferred Stock as discussed below. A “Change of Control Event” is described in the Certificate of Designations as (i) the sale, conveyance or disposition in one or a series of transactions of all or substantially all of the assets of the Issuer or certain of its subsidiaries, or any transaction that is subject to Rule 13e-3 of the Exchange Act, (ii) the consummation of a transaction by which any person or group, other than the Reporting Persons or any of their partners, affiliates or successors, is or becomes the beneficial owner, directly or indirectly, of 50% or more of the securities issued by the Issuer having the power to vote (measured by voting power rather than number of shares) in the election of directors (the “Voting Stock”) of the Issuer, (iii) during any period of two consecutive years, the Continuing Directors (as defined in the Certificate of Designations) cease for any reason to constitute a majority of the Board of Directors of the Issuer, or (iv) the consolidation, merger or other business combination of the Issuer with or into any other person or persons (other than (A) a consolidation, merger or other business combination in which holders of the Issuer’s Voting Stock immediately prior to the transaction continue after the transaction to hold, directly or indirectly, the same relative percentage of the Voting Stock as before any such transaction and the Voting Stock of the surviving entity or entities necessary to elect a majority of the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities, including pursuant to a holding Issuer merger effected under Section 251(g) of the Delaware

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General Corporation Law or any successor provision, or (B) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Issuer).

        The Preferred Stock will be redeemable for cash beginning on March 31, 2004, at the option of the Issuer, in whole or in part, at a redemption price equal to the product of (x) a percentage that will initially be 120% and will decline to 105% on a quarterly basis over the two year period ending March 31, 2006, multiplied by (y) the then Current Value Per Share. On the fifth anniversary of the initial issue date of the Preferred Stock, the Issuer must redeem the Preferred Stock for a redemption price equal to 105% of the then Current Value Per Share (the “Mandatory Discharge Obligation”). If and so long as the Mandatory Redemption Obligation will not be fully discharged, (i) dividends on the Preferred Stock will continue to accrue and be added to the Stated Value Per Share at the rate of 15% per annum of the then Current Value Per Share until such Mandatory Redemption Obligation is fully discharged, and (ii) the Issuer will not declare or pay any dividend or make any distribution on, nor may it redeem, repurchase or otherwise acquire or discharge any redemption, sinking fund or other similar obligation in respect of any of, its securities. In the event of a Change of Control Event in which any of the consideration payable to the holders of the Issuer’s Common Stock is other than cash and any holder of shares of Preferred Stock has not already elected to treat its shares in accordance with the previous paragraph, the Issuer or its successor must offer to purchase each share of Preferred Stock for an amount in cash equal to the then current Liquidation Preference of the shares of Preferred Stock held by such holder. If any holder does not elect to convert or redeem such holder’s shares, such holder will retain any rights it has under the Certificate of Designations with respect to such Change of Control Event. The Issuer will not sell or issue, or offer to issue, (i) any shares of capital stock or preferred stock of the Issuer, (ii) any securities convertible into or exercisable or exchangeable for capital stock of the Issuer, or (iii) options, warrants or rights carrying any rights to purchase or otherwise acquire capital stock or preferred stock of the Issuer, unless the Issuer first offers to each holder of Preferred Stock the opportunity to purchase its pro rata allotment of such securities to be sold or issued on terms and conditions, including price, not less favorable than those on which the Issuer proposes to sell such securities to a third party. This right will not apply with respect to certain exceptions enumerated in the certificate of Designations.

          Voting Agreement

          As discussed above, in connection with the purchase of the Preferred Stock, Zions entered into the Voting Agreement, dated as of March 7, 2001 (the “Voting Agreement”), by and among the Issuer and the stockholders listed therein. A total of 10,927,017 shares of Common Stock were subject to the Voting Agreement. Pursuant to the terms of the Voting Agreement, each stockholder of the Issuer party thereto agreed to vote the shares of Common Stock held by such stockholder, together with any shares of Common Stock or other securities convertible into

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Common Stock subsequently purchased by such stockholder, in favor, among other things, of any proposal seeking approval of (i) the general voting rights of the Preferred Stock as described in the Certificate of Designations, and (ii) the ability to convert the shares of Preferred Stock into Common Stock as described in the Certificate of Designations and any subsequent issuances of Common Stock upon any such conversion. The Voting Agreement terminated on May 24, 2001.

          Registration Rights Agreement

          Pursuant to the Registration Rights Agreement, dated as of March 7, 2001 (the “Registration Rights Agreement”), by among the Issuer and the signatories listed therein, the Issuer is obligated to file with the Securities Exchange Commission a “shelf” registration statement (the “Registration Statement”) covering the resale of the Common Stock issuable upon conversion of the Preferred Stock and issuable upon warrants issued to certain parties to the Registration Rights Agreement (the “Registrable Shares”). The Registration Statement will remain effective until the earlier to occur of (i) the sale of all Registrable Shares under the Registration Statement or (ii) five (5) years from the later of (x) the date upon which the shares of Preferred Stock will be convertible in accordance with the Certificate of Designations or (y) the date of effectiveness of the Registration Statement. The registration statement became effective on July 2, 2001.

          Except as described in this Statement, or in the exhibits hereto, neither Zions, nor to the best knowledge of the reporting person, any of the persons listed on Schedule 1 hereto, is a party to any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

          All references to the Stock Purchase Agreement described above are qualified in their entirety by the full text of such agreement, a copy of which is attached as Exhibit A hereto and is incorporated by reference herein. All references to the Certificate of Designations for the Preferred Stock are qualified in their entirety by the full text of such certificate, a copy of which is attached as Exhibit B hereto and is incorporated by reference herein. All references to the Registration Rights Agreement described above are qualified in their entirety by the full text of such agreement, a copy of which is attached as Exhibit C hereto and is incorporated by reference herein.

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Item 7.  Material to be filed as Exhibits.

Exhibit A	Stock Purchase Agreement, dated as of March 7, 2001, by and between the Issuer and the investors named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Annual Report on Form 10-K filed on March 22, 2001).

Exhibit B	Certificate of Designations for the Series A 8% Convertible Preferred Stock (incorporated by reference to Exhibit 4.3 to the Issuer’s Annual Report on Form 10-K filed on March 22, 2001).

Exhibit C	Registration Rights Agreement, dated as of March 7, 2001, by and between the Issuer and the signatories listed therein (incorporated by reference to Exhibit 4.4 to the Issuer’s Annual Report on Form 10-K filed on March 22, 2001).

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SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2002

ZIONS BANCORPORATION
By:	/s/ Doyle L. Arnold

	Name: Title:	Doyle L. Arnold Executive Vice President, Chief Financial Officer and Secretary

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SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS OF ZIONS BANCORPORATION

          The address of the principal office of Zions Bancorporation is One South Main, Suite 1134, Salt Lake City, UT 84111, which is also the business address for each of the individuals listed below, except Messrs. Atkin, Cash, Porter, L.E. Simmons, and Wagner and Ms. Williams. The business address for Mr. Atkin is Skywest Airlines, 444 S. River Road, St. George, UT 84770-2085. The business address for Mr. Simmons is SCF Partners, 6600 Texas Commerce Tower, Houston, TX 77002-3007. The business address for Ms. Williams is Huntsman Cancer Institute, Public Affiars Department, 2000 Circle of Hope, 5th Floor, Salt Lake City, UT 84112. The business address for Mr. Cash is Questar Corporation, P.O. Box 45433, Salt Lake City, UT 84145-0433. The business address for Mr. Porter is Harvard University, 79 John F. Kennedy Street, Cambridge, MA 02138. The business address for Mr. Wagner is The Keystone Company, 680 Gateway Tower East, Salt Lake City, UT 84133.

          Each of the individuals listed below is a citizen of the United States.

NAME	PRESENT AND PRINCIPAL OCCUPATION

Directors of Zions Bancorporation

Jerry C. Atkin	Chairman, President and Chief Executive Officer of SkyWest Airlines.
Stephen D. Quinn	Retired, former Managing Director and former General Partner of Goldman, Sachs & Co.
Shelley Thomas Williams	Senior Director of Communications and Public Affairs, Huntsman Cancer Institute.
R.D. Cash	Chairman, President and Chief Executive Officer of Questar Corporation.
Richard H. Madsen	Consultant, The May Department Stores Company.
Roger B. Porter	IBM Professor of Business and Government, Harvard University.
Harris H. Simmons	Chairman, President and Chief Executive Officer of Zions Bancorporation.
L.E. Simmons	President, SCF Partners, L.P.

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I.J. Wagner	President, The Keystone Company.

Non-director Executive Officers of Zions Bancorporation

Bruce K. Alexander	Executive Vice President.
A. Scott Anderson	Executive Vice President.
Doyle L. Arnold	Executive Vice President, Chief Financial Officer and Secretary.
Nolan Bellon	Senior Vice President and Controller.
David E. Blackford	Executive Vice President.
Danne L. Buchanan	Executive Vice President.
Gerald J. Dent	Executive Vice President.
Michael DeVico	Executive Vice President.
John J. Gisi	Executive Vice President.
George W. Helme IV	Executive Vice President.
W. David Hemingway	Executive Vice President.
Clark B. Hinckley	Senior Vice President.
William E. Martin	Executive Vice President.
Stanley D. Savage	Executive Vice President.
Merrill S. Wall	Senior Vice President.